Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated November 22, 2011	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: November 22, 2011

3

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2148	Phone: +1-310-954-1345 (Los Angeles)
Email: irenebian@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Third Quarter 2011 Financial Results

SHANGHAI, China, November 22, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution networks, today announced its unaudited financial results for the quarter ended September 30, 2011.

Summary Financial Results for the Third Quarter of 2011

•	Net revenues were $107.8 million, an increase of 18.2% from $91.2 million for the third quarter of 2010.

•	Gross profit was $45.3 million, an increase of 35.0% from $33.5 million for the third quarter of 2010.

•	Gross margin increased 520 basis points to 42.0% from 36.8% for the third quarter of 2010.

•

Operating income was $1.5 million, compared to $2.2 million for the third quarter of 2010. In the third quarter of 2011, the Company transitioned certain local delivery companies used to fulfill its direct sales orders to improve the successful goods delivery rate and, in connection therewith, made $1.5 million bad debt provisions.

•	Net income attributable to Acorn was $1.5 million, compared to $3.2 million for the third quarter of 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.05 and $0.11 for the third quarters of 2011 and 2010, respectively.

“The solid performance of our direct sales segment helped us maintain growth momentum during the third quarter of 2011. Non-TV direct sales were the main contributor, primarily as a result of sales generated from third-party bank channels and outbound calls that utilized our vast customer database resources for active sales outreach. While mobile handsets remained an essential product line supported by strong demand for our Gionee A320 and A350 models, direct sales in this product line were lower compared to the second quarter of 2011 due to the lower-than-expected contribution of our new high-end handset Gionee W100. We shifted marketing resources from our older models to support the newly launched model in August 2011, but have yet to reap the rewards of the campaign. On the other hand, the recovery in distribution sales of our electronic learning product (Ozing), which was primarily driven by our higher margin M8 model, was a positive development and we continue to closely follow the performance of this product line,” said Mr. Don Yang, CEO and President of Acorn. “Our operating performance this quarter was significantly impacted by the $1.5 million bad debt provisions related to the transitioning of certain local delivery companies used to fulfill our direct sales orders to improve the successful goods delivery rate. However, one year after implementing significant management changes, our turnaround strategy has begun to show results in terms of top-line growth and improved gross margins. Looking forward, we aim to further develop our direct sales network and proprietary products, while working to maintain a nimble cost structure.”

Business Results for the Third Quarter of 2011

•

Mobile handsets remained the largest product line in the third quarter of 2011, contributing $44.5 million to revenue and growing 3.8% from $42.9 million in the third quarter of last year following solid sales of Gionee A320 and A350 models. Collectibles and cosmetics were also significant growth drivers during the third quarter of 2011 as sales for these two product lines grew 71.7% and 53.7% year-over-year to $8.3 million and $8.0 million, respectively.

•

In September 2011, the Company introduced “Yi-er-jian Abdominal Trainer” (“Yi-er-jian”), a piece of home fitness equipment to its product portfolio. As Yi-er-jian contributed $1.5 million in revenue in September alone and as home fitness equipment sales have limited seasonality, the Company expects Yi-er-jian to continue to contribute favorably to the Company’s growth in the coming quarters and plans to increase its investment in research and development for related products.

•	In July 2011, the Company launched a new warehouse management system, which significantly improved its delivery capacity and enhanced delivery efficiency.

•

Non-TV direct sales represented by third-party bank channels, outbound calls, catalog sales and Internet sales maintained healthy growth momentum in the third quarter of 2011. Non-TV direct sales increased by 45.3% to approximately $43.7 million for the third quarter of 2011 from approximately $30.1 million for the same period of last year. The growth in non-TV direct sales was mainly led by the outbound calls sales. Outbound call sales increased 57.4% to approximately $24.8 million for the third quarter of 2011 from approximately $15.7 million for the same period of last year.

Financial Results for the Third Quarter of 2011

Direct sales contributed 74.7% to total net revenues, or $80.5 million, for the third quarter of 2011, an increase of 44.9% from $55.5 million for the same period of last year, mainly due to strong sales in mobile handsets, collectibles, cosmetics and digital devices, partially offset by a decrease in electronic learning product (Ozing) sales.

Distribution sales net revenues decreased 23.3% year-over-year to $27.3 million from $35.6 million for the third quarter of 2010, primarily due to a $9.2 million decrease in sales of “Uking” branded mobile handsets following the Company’s decision to discontinue the manufacturing of “Uking” branded mobile handsets of Yiyang Yukang, a subsidiary of the Company, in the first quarter of 2011, as well as decreased electronic dictionary (Meijin) sales.

The table below summarizes the gross revenues from the three best selling product lines for direct sales, distribution sales and total sales, respectively:

Three Months Ended September 30, 2011
(in thousands of US dollars)
Direct sales
Mobile handsets	44,482
Collectibles	8,344
Cosmetics	8,028

Distribution sales
Electronic learning product (Ozing)	20,084
Electronic dictionary (Meijin)	3,939
Oxygen generating devices (Youngleda)	1,904

Total sales
Mobile handsets	44,483
Electronic learning product (Ozing)	21,507
Collectibles	8,344

Cost of sales for the third quarter of 2011 was $62.5 million, an 8.4% increase from $57.7 million for the third quarter of 2010, primarily due to increased costs for direct sales which was largely in line with the increase in sales revenue, partially offset by decreased costs for distribution sales from discontinued sales of “Uking” branded mobile handsets.

Gross profit for the third quarter of 2011 was $45.3 million, an increase of 35.0% from $33.5 million for the same period of last year. Gross margin increased 520 basis points to 42.0% from 36.8% for the same period of 2010, mainly due to the larger share of higher margin direct sales, in addition to the improved gross margin for distribution sales.

Gross profit from direct sales for the third quarter of 2011 increased 41.9% to $34.9 million from $24.6 million for the same period of last year. Gross margin for direct sales for the third quarter of 2011 was 43.4%, compared to 44.3% for the same period of last year. The slight decrease in gross margin was mainly due to the larger share of collectibles, which generally have a lower gross margin compared with mobile handsets and cosmetics, and a decrease in the gross margin of collectibles from the same period of last year.

Gross profit from distribution sales for the third quarter of 2011 increased 16.2% to $10.4 million from $8.9 million for the same period of last year. Gross margin for distribution sales for the third quarter of 2011 was 37.9%, compared to 25.0% for the same period of last year. The increase in gross margin was mainly due to increased gross margins of the electronic learning product (Ozing), primarily from the recently introduced higher margin M8 model, and discontinued sales of “Uking” branded mobile handsets which had significantly lower gross margins.

Advertising expenses were $19.1 million for the third quarter of 2011, compared to $14.7 million for the same period of last year. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.37 for the third quarter of 2011, up from 2.28 for the same period of last year.

Other selling and marketing expenses increased 51.5% to $17.2 million from $11.4 million for the third quarter of last year, primarily due to the increase in direct sales related expenses, such as delivery costs and call center staff compensation, which were in line with the increase in direct sales.

General and administrative expenses were $8.4 million for the third quarter of 2011, a 40.6% increase from $5.9 million for the same period of 2010. The increase was mainly due to a $0.6 million increase in consulting fees, a $1.5 million increase in bad debt provisions and $0.2 million in research and development expenses. In the third quarter of 2011, in connection with the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate, the Company made $1.5 million bad debt provisions on related receivables.

Other operating income, net, was $0.9 million for the third quarter of 2011, compared to $0.7 million for the same period of last year.

As a result, operating income was $1.5 million for the third quarter of 2011, compared to $2.2 million for the third quarter of 2010.

Other income was $1.0 million for the third quarter of 2011, compared to $0.7 million for the third quarter of last year.

Income tax expenses were $1.0 million for the third quarter of 2011, compared to income tax benefits of $0.3 million for the third quarter of last year.

Net income attributable to Acorn was $1.5 million for the third quarter of 2011, compared to $3.2 million for the third quarter of 2010.

Diluted earnings per ADS was $0.05 for the third quarter of 2011, compared to diluted earnings per ADS of $0.11 for the same period of last year.

As of September 30, 2011, Acorn’s cash and cash equivalents totaled $90.4 million, compared to $82.9 million as of June 30, 2011.

Subsequent Events

On October 31, 2011, Mr. Eric He, an independent director of the Company, was appointed as chairman of the Audit Committee by the board of directors of Acorn. Mr. He is a Chartered Financial Analyst and Certified Public Accountant in the United States, and is qualified to serve as the financial expert of the Company’s Audit Committee as required by the New York Stock Exchange.

Fiscal Year 2011 Business Outlook

To date, Acorn has made significant investments to its TV direct sales platform and continues to optimize its growth and profitability by aligning media spending with its product portfolio. Non-TV direct sales remain the primary focus for growth as the Company continues to leverage its customer database mining efforts to generate repeat sales. Following the restructuring of its mobile handset product portfolio and the reallocation of advertising resources within this product line, the Company expects some quarter-to-quarter fluctuation in its mobile handset sales. Cosmetics, collectibles and health and fitness products offer additional support for direct sales, while the Company carefully monitors distribution sales of electronic learning products to assess the future growth potential of this product line.

For full year 2011, the Company reiterates its guidance of revenue between $340 million and $380 million. Due to $0.4 million in unbudgeted professional fees associated with the July 2011 Tender Offer, $1.5 million in additional bad debt provisions related to the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate, and an increase in the expected operating loss from $0.8 million, which was initially forecasted at the beginning of 2011, to $2.9 million related to the Company’s decision to stop selling “Uking” branded mobile handsets, the Company is adjusting its net income guidance for full year 2011 to be between $5 million and $7 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on Tuesday, November 22, 2011 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 (866) 549 - 1292 (U.S. Toll Free)

— +1 (703) 344 - 7059 (International)

— Passcode: 551043#

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 30 days immediately after the call ends and may be accessed via:

— +1 (866) 753 - 0743 (U.S. Toll Free)

— + (852) 3005 - 2020 (International)

— Passcode: 159399#

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2011 (including the 2011 anticipated operating loss related to the decision to stop selling “Uking” branded mobile handsets) and related breakdown of product sales and trends; Acorn’s efforts to optimize media spending and product mix; Acorn’s ability to optimize growth and profit; Acorn’s ability to further develop its direct sales network and proprietary products; Acorn’s ability to maintain a nimble cost structure; the expected revenue contribution by, and potential growth of, the Yi-er-jian product; Acorn’s ability to implement its planned investment and research and development for home fitness equipment and related products; and any continued or sustained improvement in Acorn’s overall mobile handset business, collectibles sales, cosmetics sales, electronic learning products sales or non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2011 and its strategies and related efforts to grow revenues and margins by means of introducing new mobile handsets, optimize media spending and product mix and grow and sustain sales for its mobile handsets, collectibles, cosmetics and electronic learning products may not succeed and it may fail to meet its operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products sold by the Company in the period and the platforms through which they are sold, causing the operating results of the Company to fluctuate and making them difficult to predict. In addition, a substantial portion of the Company’s revenues was generated from the sales of “Gionee” branded mobile handsets. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products, including to offset declines in sales of existing products; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; rising costs in key components of the Company’s products, such as flash memory, potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 annual report on Form 20-F filed with Securities and Exchange Commission on April 27, 2011. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of the Company’s Form 20-F for the fiscal year ended December 31, 2010. The actual results of operations of the Company for the third quarter of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended September 30,		Nine months Ended September 30,
	2010	2011	2010	2011
Revenues:
Direct sales, net	55,549,465	80,470,179	138,639,140	218,934,677
Distribution sales, net	35,630,277	27,314,205	83,802,342	55,653,652

Total revenues, net	91,179,742	107,784,384	222,441,482	274,588,329

Cost of revenues:
Direct sales	30,955,962	45,575,683	71,502,281	121,265,821
Distribution sales	26,707,294	16,950,095	60,380,830	35,920,743

Total cost of revenues	57,663,256	62,525,778	131,883,111	157,186,564

Gross profit	33,516,486	45,258,606	90,558,371	117,401,765

Operating (expenses) income:
Advertising expenses	(14,715,018)	(19,129,596)	(43,820,060)	(51,167,484)
Other selling and marketing expenses	(11,352,143)	(17,203,063)	(31,618,286)	(43,400,703)
General and administrative expenses	(5,946,792)	(8,358,801)	(17,675,134)	(21,873,256)
Other operating income, net	681,052	901,908	1,620,938	1,955,564

Total operating (expenses) income	(31,332,901)	(43,789,552)	(91,492,542)	(114,485,879)

Income (Loss) from operations	2,183,585	1,469,054	(934,171)	2,915,886
Other income (expenses)	748,202	973,429	3,479,410	6,050,840

Income before income taxes	2,931,787	2,442,483	2,545,239	8,966,726
Income tax (expenses) benefits	270,208	(993,903)	(329,271)	(3,000,086)

Net income	3,201,995	1,448,580	2,215,968	5,966,640
Net income attributable to non-controlling interests	25,076	2,869	67,571	163,095

Net income attributable to Acorn International, Inc.	3,227,071	1,451,449	2,283,539	6,129,735

Income per ADS
- Basic	0.11	0.05	0.08	0.21

- Diluted	0.11	0.05	0.08	0.20

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
- Basic	88,873,545	89,904,620	88,862,519	89,529,061

- Diluted	88,897,964	89,950,470	89,294,642	89,726,561

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2010	September 30, 2011
Assets
Current assets:
Cash and cash equivalents	91,667,392	90,359,938
Restricted cash	2,225,882	184,110
Short-term investments	10,267,178	9,835,948
Accounts receivable, net	15,299,525	22,214,067
Notes receivable	1,645,263	1,209,598
Inventory	22,671,041	36,861,390
Prepaid advertising expenses	8,433,014	9,562,183
Other prepaid expenses and current assets, net	9,599,082	11,867,362
Deferred tax assets, net	4,188,288	4,364,785

Total current assets	165,996,665	186,459,381
Prepaid land use rights	7,423,358	7,615,295
Property and equipment, net	19,307,886	29,026,342
Acquired intangible assets, net	2,560,753	2,236,403
Long-term investments	8,681,902	1,451,234
Investment in affiliates	7,911,525	6,760,150
Other long-term assets	2,749,568	1,768,013

Total assets	214,631,657	235,316,818

Liabilities and equity
Current liabilities:
Accounts payable	12,854,188	17,817,410
Accrued expenses and other current liabilities	11,261,381	15,639,994
Notes payable	2,212,292	—
Income taxes payable	3,678,693	3,937,036
Dividend payable	15,177	467

Total current liabilities	30,021,731	37,394,907
Deferred tax liabilities	790,627	823,944

Total liabilities	30,812,358	38,218,851

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	939,047	945,424
Additional paid-in capital	159,630,208	160,605,443
Retained earnings	10,837,013	16,966,748
Accumulated other comprehensive income	22,480,106	28,881,550
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International Inc. shareholders’ equity	182,422,428	195,935,219
Non-controlling interests	1,396,871	1,162,748

Total equity	183,819,299	197,097,967

Total liabilities and equity	214,631,657	235,316,818